2002 Annual Report

Outlook Group Corp.

Company Profile

Outlook Group Corp. is a printing, packaging and direct marketing company offering a variety of related services to clients in markets including contract packaging, collateral information management and distribution, direct marketing components and services, packaging components and materials, and specialty print related services. The company leverages its core competencies by cross-selling services to provide a single-source solution for its clients.


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Financial Highlights

Fiscal Year Ended May 31,	2002	2001
(dollars in thousands, except share and per share amounts)		
Earnings Statements		
Net sales	$ 67,207	$ 70,660
Operating profit	626	2,113
Net earnings	663	1,296
Per Share		
Net earnings (diluted)	$ 0.19	$ 0.34
Book value	9.37	9.05
Weighted average number of common shares outstanding:		
Basic	3,395,459	3,816,386
Diluted	3,422,180	3,867,530
Balance Sheets (at fiscal year end)		
Total current assets	$ 17,439	$ 19,011
Total current liabilities	$ 4,299	$ 5,042
Total long-term debt (including current maturities)	$ –	$ 2,800
Treasury stock	$ 11,739	$ 10,586
Shareholders' and redeemable equity	$ 31,365	$ 32,061
Current ratio	4.06	3.77
Long-term debt to total capitalization	–	8.0%

Earnings
(from continuing operations)
(in thousands)



$3,000
2,000
1,000
0
-1,000
-2,000
-3,000
-4,000
-5,000
-6,000
$(5,963)
$(552)
$753
$1,395
$2,018
$1,296
$1,213*
$663
96
97
98
99
00
01
02

Earnings Per Share
(from continuing operations-diluted)



$0.60
0.30
0.00
-0.30
-0.60
-0.90
-1.20
-1.50
$(1.26)
$(0.12)
$0.16
$0.30
$0.47
$0.34
$0.35*
$0.19
96
97
98
99
00
01
02

Total Long-Term Debt
(including current maturities)
(in thousands)



$35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
$32,391
$22,830
$8,719
$7,061
$4,753
$2,800
$0
96
97
98
99
00
01
02

** Excluding non-recurring facility relocation and legal settlement expenses.*

Dear Shareholders

In our letter to shareholders last year, we said our strategy for the year ahead was to continue to weather the storm in our industry while making operational improvements that position Outlook Group to take advantage of future growth opportunities. We believe we accomplished these goals, despite an extremely competitive business environment and the shocks to our industry, and the nation as a whole, resulting from the September 11 attacks and the mailed anthrax scares.



Dick Fischer (left) and Joe Baksha

Earnings for fiscal 2002, which ended May 31, 2002, excluding non-recurring facility relocation and legal settlement expenses of $0.16 per share, were $1,213,000 or $0.35 per diluted share, compared to earnings of $1,296,000 or $0.34 per share in fiscal 2001. Including the non-recurring charges, net earnings were $663,000 or $0.19 per share. Net sales declined 5% to $67,207,000 for the year. Sales in the last half of fiscal 2002 increased about 11%, compared to the second half of fiscal 2001, while industry sales for approximately the same period declined 2.3%.

We believe this performance, in an industry environment marked by lower sales volumes, overcapacity and excessive debt, is a significant achievement.

Focus on the Basics

We believe that our strategy to concentrate on the basics of profitable sales, increased operating efficiency and continued financial stability is working, as evidenced by the dramatic turnaround in our operating performance in the second half of the year. We went from a loss of $572,000 or ($0.14) per diluted share in the last half of fiscal 2001, which generally coincides with the first and second quarters of the calendar year, to earnings of $506,000 or $0.15 per diluted share in the second half of fiscal 2002, excluding the net recovery of legal and settlement expenses.

This achievement is due in great part to our hard working managers and associates, who implemented new projects and programs that provide the foundation for our future.

Significant planning and execution went into the consolidation of our operations at our two facilities in Neenah, Wisconsin. Our graphics and web facilities are independent but related operations that compete in different areas of the industry, providing us with diversity as well as balance.

We optimized some of our existing equipment to meet the requirements of specific long-term projects. We enhanced our capabilities for several large clients with the addition of blister-pack services for books and new in-line printing and laminating equipment. We can now print pressure sensitive labels on film as well as on paper and are direct-selling our lenticular printing services, which appeal to clients seeking high quality, three-dimensional graphics.

We generated profitable new sales through a targeted marketing program that focuses on building our base of long-term relationships. An example is our multi-year service contract with U.S. Postcard Systems, Inc., the franchisor for RSVP Publications. We believe that contracts like this one build on strong existing customer relationships and add stability to the organization.

We scrutinized our operations, seeking innovative ways to reduce costs without sacrificing our traditional high quality. We have also implemented numerous cost-saving initiatives.

Financial Strength

On the financial side, Outlook Group is stronger today than we were a year ago. We reduced our long-term debt from $32 million in 1996 to zero at the end of fiscal 2002. Cash flow was strong throughout the year, enabling us to invest $4,690,000 in capital expenditures and to repurchase 192,500 shares of our common stock. In the current economic environment, our financial strength is an asset in developing new business as clients select suppliers they can count on to meet their needs over the long term.

Competitive Advantages

We continue to believe that a key to our success is our strategy to differentiate Outlook Group in the marketplace. Our competitive advantage is the value we bring to client relationships through the added services that surround the basic print product.


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Our acquisition in June 2002 of Paragon Direct is consistent with this strategy. Paragon provides computer-based information management services for direct marketing projects. The acquisition enhances our direct mail capabilities with "front-end" services such as database development, list processing, and mail processing and sorting.

For many clients, Outlook Group is a single source solution, providing a complete turnkey project from start to finish. This sets us apart from others in our business, strengthens existing client relationships, enhances our new business development activities and also helps us as a growing number of companies outsource their printing, packaging and direct mail projects.

Strong Board

The issues of corporate governance are in the minds of investors today more than ever before. We want to assure our shareholders that our Board of Directors is a strong board, with active committees overseeing corporate governance and representing the interests of our shareholders.

Both our audit and compensation committees are entirely composed of independent directors and the audit committee has direct access to our independent auditors. Our stock option programs have been approved by the company's shareholders. And our financial activities are regularly and accurately disclosed in our filings with the Securities and Exchange Commission.

It is our hope that the errors of a few companies will not adversely impact the vast majority of companies which, like Outlook Group, operate in an ethical and straightforward manner.

We strengthened our board with the addition of two new directors. Jane M. Boulware is vice president of marketing services for Kimberly-Clark Corporation in Neenah, Wisconsin, and Kristi A. Matus is executive vice president and chief operating officer of Thrivent Financial Bank in Appleton, Wisconsin. Their extensive experience will be a valuable asset to our management team in strengthening our business operations and developing strategies for our future growth.

Future Outlook

As we look to the future, we believe the industry will undergo major change in response to overcapacity, high leverage and emerging technologies. Consolidation will continue. Technologies such as the Internet will continue to affect the demand for printing services and the recent increase in postal rates will likely impact the direct mail business. We believe it is going to take some time for the industry to stabilize and begin to grow again.

In this environment, we need to create our own growth by being both opportunistic and creative. We will continue to pursue potential acquisitions that enhance our core services, add value and meet our criteria for return on investment. We will also continue to focus on the basic elements of financial strength, operational excellence and targeted marketing.

Outlook Group is more than a survivor. We have evolved into an experienced, client-focused organization that can handle sophisticated printing, packaging and direct mail projects. We are building a base of multi-year relationships that adds stability. And we have a solid balance sheet. We're strong, we're stable and we're positioned to continue to grow in a challenging marketplace.

Thank you for your ongoing confidence and support.

Richard C. Fischer
Chairman and Chief Executive Officer

Joseph J. Baksha
President and Chief Operating Officer

Adding Value to Client Relationships

Our ability to complete printing, packaging and direct mail projects from start to finish adds value to client relationships.

This diagram shows the variety of services that can be utilized for a direct mail project.



Mail List Processing

- Database development
- List processing



Pre-Press

- Plate-making including computer-to-plate technology
- Proofing



Sheeting

- Trimming bulk paper stock to required size



Printing

- Offset
- Web/flexographic



Finishing

- Binding
- Die-cutting
- Embossing
- Trimming
- Foil stamping
- Laminating
- UV coating
- Folding and gluing
- Collating



Mailing

- Overwrapping/shrinkwrapping/inserting and bagging product
- Addressing (ink-jet or laser) and bar coding
- Affixing labels and stamps
- Sorting and mail processing

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 000-18815

OUTLOOK GROUP CORP.

(Exact name of registrant as specified in its charter)

WISCONSIN (State of incorporation)	39-1278569 (I.R.S. Employer Identification No.)
1180 American Drive, Neenah, Wisconsin (Address of principal executive offices)	54956 (Zip Code)

Registrant's telephone number, including area code:
(920) 722-2333

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.01 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

As of July 31, 2002, 3,348,319 shares of Common Stock were outstanding, and the aggregate market value of the Common Stock (based upon the $4.82 last sale price on the NASDAQ Stock Market) held by non-affiliates (excludes a total of 1,156,537 shares reported as beneficially owned by directors, executive officers and greater-than 10% shareholders — does not constitute an admission as to affiliate status) was approximately $10.6 million.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Part of Form 10-K Into Which Portions of Documents are Incorporated
Proxy Statement for 2002 Annual Meeting of Shareholders	Part III

PART I

ITEM 1. BUSINESS.

General

Outlook Group Corp. (the "Company") is a printing, packaging and direct marketing company offering a variety of related services to clients in markets including contract packaging, collateral information management and distribution, direct marketing components and services, packaging and label materials and specialty print and related services. The Company leverages its core competencies by cross-selling services to provide a single-source solution for its clients. Founded as a Wisconsin corporation in 1977, the Company initially concentrated on bulk mailing and commercial printing projects. Over the years, the Company's business has expanded to include other related services.

The Company has considered, and continues to consider, a variety of options for building its business in order to position the Company for strengthened future performance. As part of a strategy to focus its business on core competencies of packaging, specialty printing, and direct marketing, the Company also continues to consider divestiture strategies to the extent that the Company believes such actions would enhance its ability to achieve successful operations. In addition, the Company will also consider appropriate acquisitions to strengthen continuing operations. There can be no assurances, however, that the Company will be able to successfully implement such strategies or complete those transactions.

The Company offers a broad array of packaging, specialty printing, and direct marketing services. The Company focuses on contract packaging, collateral information and distribution, direct marketing components and services, packaging and label materials (including printing), and specialty print and related services. The product line includes folding cartons and paperboard packaging, overwrapping, flexible film printing and laminating, coupons, labels, recipe cards and promotional materials as well as traditional commercial printing of booklets, notepads and brochures.

The Company has two reportable segments. These two segments, Outlook Graphics and Outlook Web, are strategic operations that offer different products and services.

Outlook Graphics

Primarily through its Outlook Graphics operations ("Outlook Graphics"), the Company's pre-press staff prepares projects for printing to client specifications. These services include preparatory camera or computerized plate-making, layout, typesetting and other related services. Although Outlook Graphics does not generally perform pre-press design services, it assists designers in translating a concept into a printed product.

Outlook Graphics' presses generally use the offset printing process and can print on a wide range of media from uncoated and coated paper to heavy board, including paperboard packaging. Outlook Graphics currently utilizes sheet-fed full-color presses of various sizes, the most sophisticated of which are capable of six-color printing. Certain presses have interchangeable printing plates that allow the Company significant flexibility in meeting client needs. The pressroom has UV curing capabilities along with reverse printing presses that can print 5 over 1 and 6 over 1 plus UV and water based coatings in-line.

Outlook Graphics also provides finishing services for printed items (whether or not printed by the Company) such as precision trimming, folding and gluing, die-cutting, binding, shrink-wrapping, collating and packaging products for mailing and distribution. Outlook Graphics has also developed paperboard packaging capabilities to serve its clients' needs and enhance the Company's single source solution approach. Paperboard packaging consists of utilizing paperboard stock to print and convert folding cartons, u-boards and other point of purchase materials.

The Company's contract packaging capabilities include packaging for many other types of items. Recent examples include promotional CD ROM's for mailing, wrapping toys and other promotional items for insertion in cereal boxes, overwrapping packages and packaging items for vending machines. Custom-designed feeding and in-line overwrapping systems increase the efficiency of its packaging operations. Outlook Graphics also maintains an environmentally controlled work area to perform packaging of items that are included with food and to provide other packaging services for which cleanliness and specific quality standards are required.

Other services provided by the Company include direct marketing and distribution. Direct marketing involves literature overwrapping, labeling, personalizing, inserting, sorting and shipping printed items for bulk mailing. The Company's zip code sorting allows it to minimize client postal charges by, in many instances, delivering items by common carrier to a post office near the destination. The Company is also "Alternative Procedures" qualified by the US Postal Service, which provides it the ability to accelerate the cycle for moving materials to the end user. The Company has US Postal Service verification for the following services: 1st class, periodicals, standard A, package services, International, and meter mail. The Company has the capability to drop ship to the Bulk Mailing Center's (BMC's) or Sectional Center Facilities (SCF's), which will allow greater postal discounts. Direct mailings in fiscal 2002 included promotional CD ROM packages, catalogs, coupon packages and promotional materials.

The Company can also offer collateral information management capabilities, which consist of storing and distributing items upon client order. The Company does not currently provide these services to clients, as it ceased providing services for its remaining fulfillment client in August 2002. In most cases, distribution items are materials such as forms and booklets that are printed by the Company, often under standing orders from its clients to replenish supplies. The Company has de-emphasized distribution operations that do not involve materials printed or packaged by the Company, and the Company sold its other fulfillment operations in 1997.

As of June 1, 2002, through its Paragon Direct services, to complement its direct marketing services, the Company offers list processing services, database services, analytical services, list rental fulfillment, and forms and letter services. The list processing services assist clients in targeting mailings to valid addresses, eliminates duplicate addresses, and can optimize postal discounts through a firm bundling process, all of which contribute to a more cost effective marketing campaign. The analytical services further enhance a clients marketing effort as these services can match order files to mail files as well as produce custom reports based on the timing, frequency and monetary characteristics of a customer base. These services can develop mailings that are targeted to their most effective customers, markets and segments and can enhance marketing decisions that will maximize opportunities and strategies and give an appropriate means by which to manage those strategies. The Company supports a wide variety of media types including FTP, e-mail, Diskette, Zip disk, Jaz disk, CD-ROM, 9-track tape and cartridge. See "Recent Acquisition" below.

Outlook Web

The Company's Outlook Web operations ("Outlook Web") complements the Company's other specialty printing operations by offering narrow web and wide web capabilities within one strategic operating facility. Outlook Web provides flexographic printing, rotary letterpress printing, laminating, and slitting services. These capabilities, not otherwise available from the Company, enhance the Company's ability to cross-sell its services. In its narrow web offerings, Outlook Web manufactures items such as coupons, pressure sensitive specialty labels, printed vinyl cards (such as temporary credit cards and identification cards), cartons, and sweepstakes and specialty game pieces. Its most sophisticated machinery permits one-pass, 14-color printing and lamination of various substrates using an in-line process.

In its wide web offerings, Outlook Web also provides flexographic printing and laminating of flexible packaging films and papers. In these processes, the Company takes flexible packaging materials (which are purchased from others) and prints, laminates and/or slits the material to client specifications. Outlook Web prints and laminates materials for items such as pouches, bags, vacuum packages, packets, security devices and card and food overwraps, and provides them to clients in convenient rolls of film. These wide web operations were previously conducted in the Company's former Oak Creek facility.

Recent Acquisition

During June 2002, the Company purchased selected assets of Paragon Direct, Inc. for $1.4 million in cash plus assumed liabilities. Paragon Direct provides computer-based information management services for clients in the direct marketing industry. Through a combination of direct marketing experience and computer technology, Paragon Direct helps companies maximize their marketing programs through more accurate targeting and project execution. This acquisition opportunity was financed from operating cash flows.

Clients and Marketing

Due to the project-oriented nature of the Company's business, sales to particular clients may vary significantly from year to year, and period to period, depending upon the number and size of their projects. The identity of those clients may also change. During fiscal 2002, no client accounted for more than 10% of the Company's net sales. During fiscal 2001, one client, Kimberly Clark (KC), accounted for 10.1% of the Company's net sales. KC represented less than 10% of the Company's net sales during fiscal 2000 and 2002. Sales to AOL were less than 10% in fiscal 2002 and fiscal 2001, after having been 12% during fiscal 2000. As with most of its clients, the Company's sales to AOL and KC are pursuant to cancelable purchase orders. In particular, sales depend upon the timing of marketing initiatives that can change frequently and vary significantly from period to period. There is no assurance that these sales will continue in the future.

The Company expects that it may continue to experience significant sales concentration given the relatively large size of projects undertaken for certain clients. Furthermore, the Company's largest clients may vary from year to year depending on the number and size of the projects completed for such clients. The loss of business of one or more principal clients or a change in the number or character of projects for particular clients could have a material adverse effect on the Company's sales volume and profitability.

Although the Company is emphasizing longer-term relationships and has entered into these type of agreements with some clients, clients generally purchase the Company's services under cancelable purchase orders rather than long-term contracts. In addition to other long-term arrangements, exceptions sometimes occur when the Company is required to purchase substantial inventories or special machinery to meet orders. The Company believes that operating without long-term contracts is consistent with industry practices, although it increases the Company's vulnerability to significant period to period changes. Because of the project-oriented nature of the Company's business, the short-term character of a substantial portion of its projects and the nature of the orders for the Company's services, the Company does not believe that backlog is material or meaningful to its business.

The Company markets its services nationally through certain of its executive officers and its centralized sales group, which at July 31, 2002 included 21 sales and service employees and 11 manufacturer's representatives. Sales and marketing activities are centralized and coordinated among the Company's various operations. The Company generally does not enter into employment contracts with its employee sales personnel, although it has agreements with its outside representatives.

Raw Materials

Raw materials necessary to the Company include paper stocks, inks and plastic films, all of which are readily available from numerous suppliers. The cost of raw materials represented approximately 44% of the Company's cost of goods sold during fiscal 2002 as compared to 46% of the Company's cost of goods sold during fiscal 2001 and 45% of the Company's cost of goods sold in fiscal 2000. The Company has not experienced difficulties in obtaining materials for its continuing operations in the past and does not consider itself dependent on any particular supplier for raw materials or for the Company's equipment needs.

Competition

The market for the services provided by the Company is highly competitive, primarily on the basis of price, quality, production capability, capacity for prompt delivery and continuing relationships. The Company's principal competitors, and the scope of the area in which the Company competes, vary based upon the services offered. Numerous competitors exist for all of the Company's services. While there are fewer competitors offering converting and packaging services, competition remains strong. With respect to specialty printing services, its competitors are numerous and range in size from very large multi-national companies with substantially greater resources than the Company to many smaller local companies. With substantial capital requirements necessary for graphic services equipment in particular, larger companies with greater capital resources may have an advantage in financing state-of-the-art equipment. The Company believes that relatively few competitors offer the wide range of services provided by the Company. The Company does not believe foreign competition is significant at this time.

Environmental Matters

The Company and the industry in which it operates are subject to environmental laws and regulations concerning emissions into the air, discharges into waterways and the generation, handling and disposal of waste materials. These laws and regulations are constantly evolving, and it is impossible to accurately predict the effect they may have upon the future capital expenditures, earnings and competitive position of the Company. The Company's past expenditures relating to environmental compliance have not had a material effect on the Company. Growth in the Company's production capacity with a resultant increase in discharges and emissions could require significant capital expenditures for environmental control facilities in the future.

Employees

At July 31, 2002, the Company had 462 full-time employees. The Company contracts for and/or hires temporary employees to increase the number of personnel in certain operations as project commitments require. The Company considers its relationship with its employees to be good. Wages and employee benefits represented approximately 28% of the Company's cost of goods sold during fiscal 2002 as compared to approximately 31% of cost of goods sold during fiscal 2001 and 30% of the Company's cost of goods sold during fiscal 2000.

ITEM 2. PROPERTIES.

The Company's offices and main production and distribution facilities are located in the Town of Menasha, Wisconsin in a facility owned by the Company. The 345,000 square foot facility (of which approximately 25,000 square feet are used for offices) was built in stages from 1980 to 1992. The Company also owns approximately five acres of land adjacent to this facility to provide for future expansion, if needed.

The Company also owns an 83,000 square foot facility in Neenah, Wisconsin in which Outlook Web's office and production facilities are located.

The Company owned an 81,000 square foot facility in Oak Creek, Wisconsin in which Outlook Packaging's office and production facilities were located. This property was sold during June 2001, although the Company is temporarily leasing a small portion of that facility until certain unused equipment is sold or moved. Operations from this facility were moved to the Web facility in Neenah, Wisconsin.

As part of the purchase of Star Labels in June 2000, the Company acquired a 42,000 square foot facility in Troy, Ohio. This property has been vacated and its operations moved to Neenah, Wisconsin.

The Company leases an approximately 75,000 square foot office in Neenah, Wisconsin that is currently used for certain packaging operations and warehouse space. The Company also leases an approximately 37,500 square foot facility in Neenah, Wisconsin for its sheeting operations and other warehouse space.

As part of the acquisition of Paragon Direct, Inc. in June 2002, the Company assumed a lease for an approximate 13,000 square foot facility in Milwaukee, Wisconsin for its Paragon Direct operations. The lease is on a month-to-month basis. The Company is currently in the process of negotiating a longer term arrangement.

In addition to land and buildings, the Company maintains significant complex and specialized equipment to perform its various graphic services. The equipment includes presses, machinery dedicated to converting and packaging, and other machinery described above in Item 1. Certain of the equipment is leased by the Company. The Company is dependent upon the functioning of such machinery and equipment, and its ability to acquire and maintain appropriate equipment. Among other factors, the Company may be affected by equipment malfunctions, training and operational needs relating to the equipment, which may delay its utilization, maintenance requirements, and technological or mechanical obsolescence. With substantial capital requirements necessary for graphic services equipment in particular, larger companies with greater capital resources may have an advantage in financing state-of-the-art equipment.

The Company continues to apply the criteria established in evaluating and establishing a reserve for long-lived assets determined to be impaired under Statement of Financial Accounting Standards ("FAS") No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of." At May 31, 2002 the Company had recorded an impairment reserve of $400,000 associated with certain machinery and equipment.

The Company believes that all of its facilities are in good condition and suited for their present purpose. The Company believes that the property and equipment currently utilized by it is generally sufficient for its currently anticipated needs but that expansion of the Company's business or offering new services, or the optimization of those services could require the Company to obtain additional equipment or facilities. The Company regularly evaluates its facility and equipment needs and would sell, or terminate leases to, facilities or equipment if appropriate.

Substantially all of the Company's assets are pledged as collateral under financing agreements. See Note C of Notes to Consolidated Financial Statements, which is incorporated herein by reference, for a description of financing secured by mortgages on the properties and equipment owned by the Company and its subsidiary.

ITEM 3. LEGAL PROCEEDINGS.

In the opinion of management, the Company is not a defendant in any legal proceedings other than routine litigation that is not material to its business.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted to a vote of security holders during the fourth quarter of fiscal 2002.

Executive Officers of the Registrant.

Certain information as to each of the executive officers of the Company is set forth in the following table. Officers are elected annually by the Board of Directors.

Name	Age	Position(s)
Richard C. Fischer	63	Chairman of the Board and Chief Executive Officer; Director
Joseph J. Baksha	50	President and Chief Operating Officer; Director
Jeffry H. Collier	49	Executive Vice President; Vice President and General Manager of Outlook Graphics; Director
Paul M. Drewek	56	Chief Financial Officer and Secretary

Richard C. Fischer has served as Chairman of the Board and Chief Executive Officer of the Company since 1997; he has been a director of the Company since 1995. He is an investment banker with Fischer and Associates LLC, having also been affiliated with Marquette Capital Partners from 2000 to 2002.

Joseph J. Baksha has served as President and Chief Operating Officer since 1996, after having served as Vice President of the Company and President of Outlook Packaging.

Jeffry H. Collier has served as Executive Vice President of the Company since 1994, and previously served the Company in other capacities.

Paul M. Drewek became the Company's Chief Financial Officer in 1998, and its Secretary in 1999. Mr. Drewek acted as principal of Drewek & Associates (accounting and management consulting) from 1997 to 1998. Previously, Mr. Drewek served as Chief Financial Officer of Allied Computer Group Companies, Inc. (a computer systems integrator and consulting company) from 1995 to 1997, and prior thereto as Vice President — Finance and Administration and Treasurer-CFO of Joiner Associates Incorporated (a consulting and publishing company specializing in total quality management). Mr. Drewek also is deemed the Company's principal accounting officer.

* * * * *

Cautionary Statement Regarding Forward-Looking Statements

The discussions in this report on Form 10-K, and in the documents incorporated herein by reference, and oral presentations made by or on behalf of the Company contain or may contain various forward-looking statements. Statements that are not historical facts, particularly those referring to expectations as to possible strategic alternatives, future business and/or operations, in the future tense, or using terms such as "believe", "anticipate," "expect" or "intend" involve risks and uncertainties. The Company's actual future results could differ materially from those discussed, due to the factors that are noted in connection with the statements and other factors. The factors that could cause or contribute to such differences include, but are not limited to, those further described in Items 1 and 2 above in this report and in the "Management's Discussion and Analysis" (particularly in "Results of Operations — Fiscal 2002 Compared to Fiscal 2001"), "Liquidity and Capital Resources," and "Disclosures Concerning Liquidity and Capital Resources Including "Off-Balance Sheet" Arrangements" in Item 7 hereof.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Company's common stock is quoted on the NASDAQ Stock Market. The following table sets forth high and low closing sales prices as reported on NASDAQ by quarter for the indicated fiscal years.

Fiscal 2002	High	Low
Fourth Quarter	$5.51	$4.47
Third Quarter	5.06	4.05
Second Quarter	5.02	3.70
First Quarter	5.90	4.40
Fiscal 2001	**High**	**Low**
Fourth Quarter	$5.63	$4.13
Third Quarter	6.06	5.50
Second Quarter	6.19	5.63
First Quarter	6.50	5.56

The Company has not paid any cash dividends since its inception. The Company presently intends to employ its earnings in the continued development and expansion of its business and does not expect to pay any cash dividends in the foreseeable future; however, these decisions are continually reassessed by the Board of Directors. For a description of contractual dividend restrictions, see Note C of Notes to the Consolidated Financial Statements and the discussion in Management's Discussion and Analysis.

As of July 31, 2002, the Company had approximately 464 registered shareholders of record.

ITEM 6. SELECTED FINANCIAL DATA.

The following selected financial data of the Company have been derived from the Company's audited consolidated financial statements and should be read in conjunction with the consolidated financial statements, related notes and Management's Discussion and Analysis contained in this report.

	Fiscal Year Ended May 31,				
	2002	2001	2000	1999	1998
	(in thousands, except share and per share amounts)				
Earnings Statement Data:					
Net sales	$ 67,207	$ 70,660	$ 72,744	$ 68,427	$ 68,290
Cost of goods sold	55,032	56,665	57,294	55,583	55,884
Gross profit	12,175	13,995	15,450	12,844	12,406
Selling, general and administrative expenses	10,714	11,882	12,000	10,554	10,454
Facility relocation expenses and legal settlement costs	835	—	—	—	—
Operating profit	626	2,113	3,450	2,290	1,952
Other income (expense):					
Interest expense	(61)	(372)	(600)	(627)	(1,968)
Interest and other income	439	497	619	609	1,409
Earnings from continuing operations before income taxes	1,004	2,238	3,469	2,272	1,393
Income tax expense	341	942	1,451	877	640
Earnings from continuing operations	663	1,296	2,018	1,395	753
Discontinued operations:					
Loss from discontinued operations before income taxes	—	—	—	—	(916)
Income tax expense	—	—	—	—	4
Loss from discontinued operations	—	—	—	—	(920)
Net earnings (loss)	$ 663	$ 1,296	$ 2,018	$ 1,395	$ (167)
Net earnings (loss) per common share — Basic					
Continuing operations	$ 0.20	$ 0.34	$ 0.47	$ 0.30	$ 0.16
Discontinued operations	—	—	—	—	(0.20)
Total	$ 0.20	$ 0.34	$ 0.47	$ 0.30	$ (0.04)
Net earnings (loss) per common share — Diluted					
Continuing operations	$ 0.19	$ 0.34	$ 0.47	$ 0.30	$ 0.16
Discontinued operations	—	—	—	—	(0.20)
Total	$ 0.19	$ 0.34	$ 0.47	$ 0.30	$ (0.04)
Weighted average number of common shares outstanding					
— Basic	3,395,459	3,816,386	4,308,382	4,667,132	4,662,460
— Diluted	3,422,180	3,867,530	4,323,834	4,667,542	4,692,522
Balance Sheet Data (at Fiscal Year End):					
Working capital	$ 12,740	$ 13,670	$ 12,452	$ 14,008	$ 14,185
Total assets	$ 39,273	$ 43,078	$ 47,866	$ 51,766	$ 53,457
Long-term debt, less current maturities	$ —	$ 2,000	$ 2,800	$ 4,753	$ 7,061
Shareholders' equity, including redeemable equity	$ 31,365	$ 32,062	$ 33,064	$ 34,678	$ 33,383

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following section presents a discussion and analysis of the Company's results and operations during the past three fiscal years, and its financial condition at fiscal year end. Statements that are not historical facts, particularly those referring to expectations as to possible strategic alternatives, future business and/or operations, in the future tense, or using terms such as "believe", "anticipate," "expect" or "intend" involve risks and uncertainties. The Company's actual future results could differ materially from those discussed, due to the factors that are noted in connection with the statements and other factors. The factors that could cause or contribute to such differences include, but are not limited to, those further described in Items 1 and 2 above in this report and in the "Management's Discussion and Analysis" (particularly in "Results of Operations — Fiscal 2002 Compared to Fiscal 2001"), "Liquidity and Capital Resources," and "Disclosures Concerning Liquidity and Capital Resources Including 'Off-Balance Sheet' Arrangements" in Item 7 hereof.

Results of Operations

The following table shows, for the fiscal years indicated, certain items from the Company's consolidated statements of operations expressed as a percentage of net sales.

	Percentage of Net Sales Year Ended May 31,		
	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	81.9	80.2	78.8
Gross profit	18.1	19.8	21.2
Selling, general and administrative expenses	15.9	16.8	16.5
Facility relocation and legal settlement costs	1.3	—	—
Operating profit	0.9	3.0	4.7
Other income (expense):			
Interest expense	(0.1)	(0.5)	(0.8)
Interest and other income	0.7	0.7	0.9
Earnings from operations before income taxes	1.5	3.2	4.8
Income tax expense	0.5	1.4	2.0
Net earnings	1.0%	1.8%	2.8%

Fiscal 2002 Compared to Fiscal 2001

The Company's net sales were $67.2 million for fiscal 2002, down 4.9% or $3.5 million from fiscal 2001 net sales of $70.7 million. The Graphics business segment had net sales for fiscal 2002 of $36.3 million, down $1.7 million or 4.5%, from fiscal 2001 net sales of $38.0. The Web business segment had net sales for fiscal 2002 of $31.4 million, down 6.1% or $2.0 million from fiscal 2001 net sales of $33.5. The economic slowdown experienced in the last six months of fiscal 2001 continued into fiscal 2002. The effects were exacerbated by the terrorist attacks of September 11, 2001 and the anthrax scare, which diminished promotional mailings and related services. The ensuing loss of general investor confidence and a volatile stock market have further affected the markets for the Company's services. All of the Company's business segments have been negatively impacted by the weakened economy. Although the Company has begun to experience some market improvements during the third and fourth quarters of fiscal 2002, economic weakness appears to be continuing. The Company's fulfillment services represented $1.0 million in fiscal 2002 sales; the Company's remaining fulfillment customer exited in the first quarter of fiscal 2003. The Company expects that it will continue to be affected by the national economy, but is not in a position to determine how extensive the effects of the economic slowdown will be, whether or not it will be negatively impacted, or for how long it may be impacted by the slowdown.

Gross profit as a percentage of net sales decreased to 18.1% in fiscal 2002 from 19.8% in fiscal 2001. The gross profit margin decreased $1.8 million from fiscal 2001 to $12.2 million. Gross margins decreased primarily as a result of reduced sales, a product sales mix that produced lower overall profit margins and the continued economic slowdown that continued to put a squeeze on the already competitive markets in which the Company operates. The combination of these factors coupled with operating inefficiencies (beyond the non-recurring charges) as the Company merged its Oak Creek and Neenah Web facilities, also decreased the Company's gross profit margin as compared to its results of operations from the prior year. Inventory write-offs were $69,000 in fiscal 2002 compared to $300,000 in fiscal 2001. Inventory at May 31, 2002 was $5.4 million, approximately $1.3 million lower than at May 31, 2001. During fiscal 2001, the Company had built up its work in process and finished goods inventory in anticipation of its facility move from Oak Creek to Neenah, and to attempt to help ensure that clients would have the necessary finished goods expected to draw upon during the transition time.

The Company's selling, general and administrative expenses decreased $1.2 million and represented 15.9% of the Company's net sales during fiscal 2002 as compared to 16.8% of net sales in fiscal 2001. Compared to fiscal 2001, the Company experienced decreases in travel expenses, professional services, bad debt expenses, administrative wages, and recruiting expenses. The decrease in professional services was primarily the result of the Company resolving its outstanding legal issues. The decrease in bad debt expense results from decreasing the bad debt reserves based on continued on-going analysis of the potential exposure. The Company continues to focus on reducing operating expenses, in particular those that do not contribute to increased sales or increased profit margins. The Company is deploying resources into marketing strategies in an attempt to increase the Company's efforts to increase its sales and marketing concentrations. In fiscal year 2002, the Company experienced increases in sales wages and commission expenses compared to fiscal year 2001.

During fiscal 2002, the Company incurred non-recurring facility relocation and legal settlement expenses of $835,000. These charges relate to certain non-recurring charges generated in the first six months for the relocation of the Company's former Oak Creek facility to its Neenah facility and the settlement of a lawsuit related to the Company's Oak Creek production facility. The Company incurred approximately $900,000 of charges related to the relocation of the facility. Approximately $300,000 relates to the facility relocation along with severance costs, and approximately $600,000 associated with equipment renovations and start-up costs. These costs included "stay" bonuses to certain Oak Creek employees to incent them to remain through the move. In addition, the costs included moving and reconfiguring certain items of machinery, its subsequent installation in Neenah and certain infrastructure changes in Neenah to accommodate the move. The remaining $65,000 is the net recovery of legal expenses associated with a lawsuit of the Company's former Oak Creek facility. The Company recognized a charge of $500,000 in connection with this lawsuit along with approximately $55,000 of associated legal expense during the first quarter of fiscal 2002. Through a subsequent lawsuit settlement of litigation against a third party and insurance proceeds, the Company recognized the $500,000 legal recovery during the third quarter of fiscal 2002. During the fourth quarter of fiscal 2002, the Company recognized an additional $120,000 for recovery of related legal expenses, including some legal expenses incurred during the previous fiscal year.

Interest expense decreased approximately $311,000 from the prior year. The reduction is due primarily to the retirement of the Company's long-term debt. The Company paid off its remaining long-term debt during the second quarter of fiscal 2002 in conjunction with the sale of its manufacturing facility in Oak Creek, Wisconsin. The Company's long-term debt decreased from $2.8 million at May 31, 2001 to $0 at May 31, 2002. The Company did not have to use its line of credit facility during fiscal 2002 but pays an unused credit facility charge of .025% to maintain its line of credit.

Fiscal 2002 pre-tax earnings, excluding the non-recurring charges of $835,000, were $1.8 million, or 2.7% of net sales. This is down approximately $400,000 from the prior year level of $2.2 million or 3.2% of net sales. The Company reported pre-tax earnings, including the non-recurring charges, of $1.0 million or 1.5% of net sales.

The Company's effective income tax rate for fiscal 2002 was 33.0% as compared to 42.1% during fiscal 2001. The decrease experienced in this rate is primarily the result of the merger of the Company's Outlook Packaging, Inc. and Outlook Label Systems, Inc. subsidiaries, and certain state income tax credits.

Fiscal 2002 net earnings per share, excluding the non-recurring charges of $0.16 per diluted share, yielded $0.35 per diluted share. The Company reported fiscal 2002 net earnings per share, including all charges, of $0.19 per diluted share. The Company reported fiscal 2001 net earnings of $0.34 per diluted share. Net earnings per share were also affected by the Company's purchase of 192,500 shares of treasury stock during fiscal 2002.

Fiscal 2001 Compared to Fiscal 2000

The Company's net sales were $70.7 million for fiscal 2001, down 2.7% or $2.0 million from fiscal 2000 net sales of $72.7 million. The economic slowdown experienced in the last six months of fiscal 2001 negatively affected all business units' sales.

Gross profit as a percentage of net sales decreased to 19.8% in fiscal 2001 from 21.2% in fiscal 2000. The gross profit margin decreased $1.5 million from fiscal 2000 to $14.0 million. Inventory write-offs were approximately $300,000 in fiscal 2001 and approximately $100,000 in fiscal 2000. As a result of the implemented inventory programs, raw material levels were down approximately $1.2 million compared to last year. At May 31, 2001 work in process and finished goods inventory were approximately $1.6 million higher than at May 31, 2000. This inventory build was done to facilitate the move of the Packaging operations to the Neenah facility and to insure that clients would have the necessary finished goods expected to draw upon during this transition time.

Selling, general and administrative expenses decreased approximately $120,000 during fiscal 2001 and represent 16.8% of net sales as compared to 16.5% of net sales in fiscal 2000. Compared to fiscal 2000, the Company experienced decreases in administrative wages of $270,000, professional services of $180,000 and bad debt expense of $300,000. These were offset with increases of $410,000 in sales wages and commissions, $140,000 in travel related expenses, and $100,000 in other expenses. These increased expenses reflected the Company's efforts to increase its sales and marketing concentration given the relatively weak economy.

Interest expense decreased approximately $230,000 or 38.0% during fiscal 2001. The reduction from fiscal 2000 was due to the nearly $2.0 million decrease in total debt as well as the Company's increased financial position. The company did not have to use its line of credit facility during fiscal 2001. During fiscal 2001, the Company retired its term note and one of its industrial development bonds.

Fiscal 2001 pretax earnings of $2.2 million represented a decrease of $1.3 million or 37.1% from the fiscal 2000 level of $3.5 million. Pretax earnings were 3.2% of net sales in fiscal 2001 as compared to 4.8% of net sales in fiscal 2000.

The Company's effective tax rate for fiscal 2002 was 42.1% as compared to 41.8% in fiscal 2000.

Fiscal 2001 yielded net earnings of $0.34 per share. Fiscal 2000 yielded net earnings of $0.47 per share. Net earnings per share were also affected by the Company's purchase of treasury stock during fiscal 2001. The Company purchased 350,000 shares of treasury stock during fiscal 2001.

Liquidity and Capital Resources

As shown on the Consolidated Statements of Cash Flows, fiscal 2002 cash provided from operating activities was $7.3 million as compared to $5.8 million in fiscal 2001. In fiscal 2002, the Company used $3.5 million to acquire property, plant and equipment. In addition, the Company used cash to pay down an additional $2.8 million of long-term debt and purchased $1.2 million of treasury stock.

The Company's operating cash was increased by a $2.2 million decrease in accounts and notes receivable. The Company's operating cash was increased by a $1.3 million decrease in inventory and a $0.2 million increase in accrued liabilities. During fiscal 2002, the Company provided $0.5 million for additional reserves of receivables as compared to $0.7 million in fiscal 2001. The Company continues to monitor its inventory requirements and the credit worthiness of its clients.

The Company holds a single note receivable for approximately $652,000. The note is overdue and the Company has obtained a favorable judgment in excess of the value of the note and the Company continues to pursue collection. Although the Company has previously established a reserve of $477,000, and currently believes the remaining balance is collectible, the Company may be required to write-off the remaining balance of the note if collection efforts prove ineffective and payments are not received.

Net cash used in investing activities represent $3.5 million used to acquire property, plant and equipment. In addition, the Company received proceeds of $2.6 million, largely from the sale of the Company's Oak Creek building and property. The proceeds were used to pay off the remaining IRB related to the Oak Creek facility. The Company made additional loans of $207,000 in fiscal 2002 to officers under management stock purchase agreements; the loans are at competitive market interest rates. The total amount loaned to officers under these agreements is $435,000. As a result of legislation enacted in July 2002, the Company will not make further officer loans.

Net cash used in financing activities was approximately $4.0 million, of which $2.8 million represents the Company's net reduction of debt. The Company has extinguished its remaining long-term debt in fiscal year 2002 with the proceeds from the sale of the Oak Creek facility. The Company also used $1.2 million to purchase treasury stock, of which part was purchased in connection with the World Class litigation settlement.

The Company maintains a credit facility with a bank that provides for a maximum revolving credit commitment of $15.0 million. Interest on the debt outstanding during the year can vary with the Company's selections to have the debt based upon margins over the bank determined preference or an IBOR rate. The Company's actual rate is dependent upon the Company's performance against a specific ratio as measured against a predetermined performance chart. The Company's failure to meet specified performance measures could adversely affect the Company's ability to acquire future capital to meet its needs. The Company has not had to use the facility during fiscal 2002. The Company is subject to an unused line fee of .025% to maintain the credit facility. As of May 31, 2002, and at July 31, 2002 , the Company had no amounts outstanding on its revolving credit line and was in compliance with all of its loan covenants. The facility is currently being renegotiated and is expected to be at terms the same or more favorable to the Company.

The Company anticipates capital expenditures of approximately $3.0 million in fiscal 2003, excluding any acquisition opportunities that may become available to the Company. The Company intends to finance these expenditures through funds obtained from operations plus its credit facilities and possible leasing opportunities.

The Company regularly reassesses how its various operations complement the Company as a whole and considers strategic decisions to acquire new operations, expand, terminate or sell certain existing operations. These reviews resulted in various transactions during recent fiscal years and may result in additional transactions during fiscal 2003 and beyond. During June 2002, the Company purchased selected assets of Paragon Direct, Inc. for $1.4 million in cash plus assumed liabilities. Paragon Direct provides computer-based information management services for clients in the direct marketing industry. Through a combination of direct marketing experience and computer technology, Paragon Direct helps companies maximize their marketing programs through more accurate targeting and project execution. This acquisition opportunity was financed from operating cash flows.

The Company is continuing to pursue the sale of its Troy, Ohio facility, although the Company has not yet received an acceptable offer. The facility is being leased to a third party on a month to month basis. It is unclear whether the continuing economic slowdown or other factors will continue to affect the Company's ability to sell that facility on terms acceptable or profitable to the Company.

Further Disclosures Concerning Liquidity and Capital Resources, Including "Off-Balance Sheet" Arrangements

On January 22, 2002 the SEC issued FR-61, "Commission Statement about Management's Discussion and Analysis of Financial Condition and Results of Operations." The SEC has indicated that, while it intends to consider rulemaking regarding these topics and other topics covered by the MD&A requirements, the purpose of its statement is to suggest steps that issuers should consider in meeting their current disclosure obligations with respect to the topics addressed.

The Company is currently evaluating FR-61 and the effects it may have, if any, on this and future filings. The Company has responded to each of the areas addressed by FR-61. Any statements in this section, which discuss or are related to future dates or periods, are "forward-looking statements."

FR-61 requires management to identify any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in the Company's liquidity increasing or decreasing in any material way. FR-61 also requires management to identify any known material trends, favorable or unfavorable, in the Company's capital resources including any expected material changes in the mix and relative cost of such resources.

The Company's primary source of liquidity has been cash flows. The Company's future cash flows are dependent upon, but not limited to:

- the ability of the Company to attract new and retain existing customers
- the number and size of the projects completed for these customers
- the loss of business of one or more primary customers
- the cancellation or delay of customer orders
- the changes in sales mix
- changes in general economic conditions and world events
- management's effectiveness in managing the manufacturing process
- the ability to collect in full and in a timely manner, amounts due the Company
- the ability to acquire and maintain appropriate machinery and equipment
- acquisition or divestiture activities
- capital asset additions or disposals

The Company is dependent upon its ability to retain existing, and obtain new customers. The Company's failure to retain existing customers or obtain new customers could significantly affect future profitability of the Company. Due to the project-oriented nature of the Company's business, the Company's largest clients have historically tended to vary from year to year depending on the number and size of the projects completed for these clients. The loss of one or more principal clients or a change in the number or character of projects for particular clients could have a material adverse effect on the Company's sales volume and profitability. The timing and volume of activities can vary significantly from period to period. There is no assurance that the volume from any particular customer will continue beyond the current period. For example, the Company's remaining fulfillment client ceased using the Company's services in the first quarter of fiscal 2003. Although the Company will attempt to find other fulfillment clients, the termination eliminates a client that represented $1,000,000 in revenues in fiscal 2002.

Clients generally purchase the Company's services under cancelable purchase orders rather than long-term contracts, although exceptions sometimes occur when the Company is required to purchase substantial inventories or special machinery to meet orders. While the Company believes that operating without long-term contracts is consistent with industry practices, it is committed to developing multi-year projects that can add stability to its business. The Company continues to concentrate its efforts on increasing the number of clients with long-term contracts. However, the failure of the Company to add multi-year projects would mean that the Company would remain significantly dependent on project-by-project business, thus increasing the Company's vulnerability to losses of business and significant period-to-period changes. This would continue to make prediction of the Company's future results very difficult. Even though the Company is looking to increase the volume of longer term contract work, the Company expects that it will continue to experience significant sales concentration given the relatively large size of projects accepted for certain clients.

Due to the range of services that the Company provides, the product sales mix can produce a range of profit margins. Some businesses in which the Company operates produce lower profit margins than others. The Company believes that while there may be several competitors for individual services that it offers, few competitors offer the single source solution that the Company can provide.

Deteriorating or weak economic conditions, including slowdowns at both the national or local level, could affect future sales and profitability of the Company. Similarly, world events can affect the Company, as occurred in fiscal 2002 when, in the aftermath of September 11 and the anthrax mailings, promotional mailings by the Company's clients were significantly reduced. Technologies such as the Internet will continue to affect the demand for printing services and the recent increase in postal rates will likely impact the direct mail business. The Company is not in a position to determine how it will be affected by these circumstances, how extensive the effects may be, or for how long it may be impacted by these circumstances.

Management's effectiveness in managing its manufacturing processes will have a direct impact on its future profitability. The Company regularly makes decisions that affect production schedules, shipping schedules, employee levels, and inventory levels. The Company's ineffectiveness in managing these areas could have an effect on future profitability.

The Company has had significant accounts receivable or other amounts due from its customers or other parties. From time to time, certain of these accounts receivable or other amounts due have become unusually large and/or overdue, and on occasion, the Company has written off significant accounts receivable balances. As noted above, the Company is attempting to collect a note receivable through litigation. The failure of the Company's customers to pay in full amounts due to the Company could affect future profitability. The general economic slowdown also increases the risk for the Company as many of its clients could negatively be impacted by the economy or the financial climate.

The Company uses complex and specialized equipment to provide its services, and manufacture its products; therefore, the Company is dependent upon the functioning of such machinery, and its ability to acquire and maintain appropriate equipment. Among other factors, the Company may be affected by equipment malfunctions, training and operational needs relating to the equipment, which may delay its utilization, maintenance requirements and technological or mechanical obsolescence. In addition, larger companies with greater capital resources may have an advantage in financing state of the art equipment.

The Company regularly reassesses how its various operations complement the Company as a whole and considers strategic decisions to acquire new operations or expand, terminate or sell certain existing operations. There can be no assurance that any decisions to acquire new operations, expand, terminate or sell certain existing operations will be implemented successfully. The Company's failure to successfully implement any initiatives could affect future profitability.

From time to time, the Company will sell or dispose of assets, which it feels are under-performing or are no longer needed in the businesses in which the Company operates. There can be no assurance that the Company will be able to sell or dispose of the assets in a manner, which is profitable to the Company. In addition, the Company will make investments in assets that it feels are needed to acquire and maintain the businesses in which the Company operates. Again, there can be no assurance that the Company will be able to acquire the necessary assets, or that the Company can obtain a reasonable return on the investments.

The Company has no "off balance sheet" arrangements which would otherwise constitute balance sheet liabilities.

Disclosures About Contractual Obligations and Commercial Commitments

FR-61 encourages Company's to identify obligations and commitments to make future payments under contracts, such as debt and lease agreements, and under contingent commitments, such as debt guarantees. It is also suggested that the disclosure reference the various parts of a registrant's filings, which discuss these commitments. The SEC believes that investors would find it beneficial if aggregated information about contractual obligations and commercial commitments were provided in a single location such that a total picture of obligations would be readily available. In addition, they had suggested the use of at least one additional aid to present the total picture of a registrant's liquidity and capital resource and the integral role of on and off balance sheet arrangements may be schedules of contractual obligations and commercial commitments as of the latest balance sheet date.

The Company has disclosed information pertaining to these events in its 2002 Report on Form 10-K. In addition, the Company has prepared schedules suggested by the SEC in FR-61 for the period ending May 31, 2002. The Company had no commercial commitments to report as of the latest balance sheet date.

Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$ 0	$ 0	$ 0	$ 0	$ 0
Capital lease obligation	0	0	0	0	0
Operating leases	10,463	2,252	5,417	2,655	139
Unconditional purchase obligations	0	0	0	0	0
Other long-term obligations	0	0	0	0	0
Total contractual cash obligations	$10,463	$2,252	$5,417	$2,655	$139

Disclosures About Certain Trading Activities That Include Non-Exchange Traded Contracts Accounted For At Fair Value

The Company does not have any trading activities that include non-exchange traded contracts accounted for at fair value.

Disclosures About Effects Of Transactions With Related And Certain Other Parties

As previously reported, the Company has agreed to make loans to certain officers and key employees to purchase the common stock of the Company. Through May 31, 2002, the Company had loans totaling $435,000. The loans bear an interest rate of 4.9% and are for a five year term. It is the Company's policy that all material transactions between the Company, its officers, directors or principal shareholders, or affiliates of any of them, shall be on terms no less favorable to the Company than those which could have been obtained if the transaction had been with unaffiliated third parties on an arm's length basis, and such transactions are approved by a majority of the members of the Audit Committee of the Board of Directors, or a majority of the directors who are independent and not financially interested in the transactions.

Additionally, in fiscal year 2001, the Company provided some officers and other key employees with advances on expected bonus amounts, subject to year-end reconciliation. Because of the rapid deterioration of general economic conditions in the second half of fiscal 2001, final bonus amounts were substantially lower than had been expected. In some cases, amounts advanced against fiscal 2001 bonuses were higher than actual bonus amounts. These amounts were carried forward, and amounts have, in part, been paid by offsetting bonus payments earned during fiscal year 2002. At May 31, 2002, $39,236 had been paid by offsetting bonus payments; the $60,000 balance has been converted into notes payable by the officer. If the performance criteria are not met, the remaining notes are payable to the Company in December 2002. As a result of legislation enacted on July 30, 2002, the Company will no longer make loans to its officers; however, outstanding amounts at that date may continue until paid in accordance with their terms.

Disclosure About Critical Accounting Policies

On December 12, 2001, the SEC issued FR-60 "Cautionary Advice Regarding Disclosure About Critical Accounting Policies." FR-60 is an intermediate step to alert companies to prepare adequate disclosure that will facilitate an understanding of the Company's financial status, and the possibility, likelihood and implications of changes in its financial and operating status. It encourages companies to aid awareness in its "critical accounting policies, the judgments and uncertainties affecting the application of those policies, and the likelihood that materially different amounts would be reported under different conditions or using different assumptions."

The Company's accounting policies are disclosed in this 2002 Report on Form 10-K. The more critical of these policies include revenue recognition and the use of estimates (which inherently involve judgment and uncertainties) in valuing inventory, accounts receivable and fixed assets.

Revenue Recognition

The Company recognizes revenue when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the seller's price to the buyer is fixed or determinable; and collectibility is reasonably assured. These criteria are generally satisfied and the Company recognizes revenue upon shipment. The Company's revenue recognition policies are in accordance with Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." The Company also offers certain of its customers the right to return products that do not meet the standards agreed upon. The Company continuously monitors and tracks such product returns, and while such returns have historically been minimal, the Company cannot guarantee that it will continue to experience the same return rates that it has in the past. Any significant increase in product quality failure rates and the resulting credit returns could have a material adverse impact on the Company's operating results.

Accounts and Notes Receivable

The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current credit worthiness, as determined by the review of the customer's current credit information. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon the Company's historical experience and any specific customer collection issues that have been identified. The Company values accounts and notes receivable net of an allowance for uncollectible accounts. The allowance is calculated based upon the Company's evaluation of specific customer accounts where the Company has information that the customer may have an inability to meet its financial obligations (bankruptcy, etc.). In these cases, the Company uses its judgment, based on the best available facts and circumstances, and records a specific reserve for that customer against amounts due to reduce the receivable to the amounts that is expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received that impacts the amount reserved. The same technique used to compute this allowance at May 31, 2001 has been used throughout fiscal 2002. However, the ultimate collectibility of a receivable is dependent upon the financial condition of an individual customer, which could change rapidly and without advance warning.

Inventory

The Company values inventory at the lower of cost or market. Cost is determined using the first-in, first-out method. Valuing inventories at the lower of cost or market requires the use of estimates and judgment. As discussed under "Further Disclosures Concerning Liquidity and Capital Resources, Including "Off-Balance Sheet" Arrangements," customers may cancel their orders, change production quantities or delay production for a number of reasons. Any of these, or certain additional actions, could create excess inventory levels, which would impact the valuation of inventory. The Company continues to use the same techniques to value inventory as have been used in the past. Any actions taken by the Company's customers that could impact the value of inventory are considered when determining the lower of cost or market valuations. The Company regularly reviews inventory quantities on hand and records a provision for excess and obsolete inventory based on its forecast of product demand and production requirements. Generally, the Company does not experience issues with obsolete inventory due to the nature of its products. If the Company were not able to achieve its expectations of the net realizable value of the inventory at its current value, the Company would have to adjust its reserves accordingly.

Fixed Assets and Goodwill

The Company continues to apply the criteria established in evaluating and establishing a reserve for long-lived assets determined to be impaired under Statement of Financial Accounting Standards ("FAS") No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of." At May 31, 2002 the Company had recorded an impairment reserve of $400,000 associated with certain machinery and equipment. On June 1, 2002 the Company adopted the provision of FAS No. 142 "Goodwill and Other Intangible Assets" for evaluating and establishing any reserves for intangible assets determined to be impaired. Going forward the Company will need to review goodwill periodically to determine whether it has become impaired and thus must be written off.

Recently Issued Financial Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("FAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." These statements eliminate the pooling of interest method of accounting for business combinations and require that goodwill and certain intangible assets not be amortized. Instead, these assets will be reviewed for impairment annually with any related losses recognized in earnings when incurred. The statements will be effective for the Company as of June 1, 2002 for existing goodwill and intangible assets and for business combinations initiated after June 30, 2001.

In July 2001, the FASB issued FAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for the Company in fiscal year 2004.

In August 2001, the FASB issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses the financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This statement is effective for the Company in fiscal year 2003.

In May 2002, the FASB issued FAS No. 145, "Rescission of FAS Nos. 4, 44 and 64, Amendment of FAS 13 and Technical corrections as of April 2002." This statement rescinds FAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and amends FAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." This statement also rescinds FAS No. 44, "Accounting for Intangible Assets of Motor Carriers." This statements amends FAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions of this statement related to FAS 13 are effective for transactions occurring after May 15, 2002. All other provisions of this statement are effective for the Company in 2003 with early application encouraged.

On July 29, 2002 the FASB issued FAS No. 146, "Accounting for Exit or Disposal Activities." FAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (EITF) has set forth in EITF Issue No. 94-3, Liability Recognition of Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). FAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002.

The Company is currently analyzing the impact these statements will have; however, the impact is not expected to be material to the Company's financial position or results of operations.

Other

In general, the Company believes that the effects of inflation on the Company have not been material in recent years.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK.

The following discussion about the Company's risk management activities may include forward-looking statements that involve risk and uncertainties. Actual results could differ materially from those discussed.

The Company has financial instruments, consisting of notes receivable, which are sensitive to changes in interest rates. However, the Company does not use any interest-rate swaps or other types of derivative financial instruments to limit its sensitivity to changes in interest rates because of the relatively short-term nature of its notes receivable.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The financial statements (including the notes thereto and the accountants' report thereon) required by this item are set forth on pages F-1 and following of this Report, and are incorporated herein by reference. See also "Index to Financial Statements and Financial Statement Schedules" following Item 14 herein.

	Quarter			
2002	First	Second	Third	Fourth
Net sales	$17,623	$18,077	$15,813	$15,694
Gross profit	3,078	3,128	2,542	3,427
Net income (loss)	(484)	250	386	511
Earnings (loss) per common share:				
Basic	$ (0.14)	$ 0.07	$ 0.12	$ 0.15
Diluted	$ (0.14)	$ 0.07	$ 0.11	$ 0.15

	Quarter			
2001	First	Second	Third	Fourth
Net sales	$18,234	$24,073	$14,484	$13,869
Gross profit	4,055	5,678	1,702	2,560
Net income (loss)	547	1,321	(630)	58
Earnings (loss) per common share:				
Basic	$ 0.14	$ 0.34	$ (0.16)	$ 0.02
Diluted(1)	$ 0.14	$ 0.33	$ (0.16)	$ 0.02

(1) Due to the use of weighted average shares outstanding each quarter for computing net income per share, the sum of the quarterly per share amounts does not equal the per share amount for the year.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

Information in response to this item is incorporated herein by reference to "Election of Directors" and to "Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's Proxy Statement to be filed pursuant to Regulation 14A for its Annual Meeting of Shareholders to be held on or about October 17, 2002 ("2002 Annual Meeting Proxy Statement") and "Executive Officers of the Registrant" in Part I hereof.

ITEM 11. EXECUTIVE COMPENSATION.

Incorporated by reference to "Election of Directors — Directors' Fees" and "Executive Compensation" in the 2002 Annual Meeting Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

Information in response to this item is incorporated herein by reference to "Security Ownership of Certain Beneficial Owners and Management" in the 2002 Annual Meeting Proxy Statement, in addition to the table below.

Equity Compensation Plan Information

In addition to the information which is incorporated in this item by reference to the 2002 Annual Meeting Proxy Statement, the following chart gives aggregate information regarding grants under all equity compensation plans of the Company through May 31, 2002:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in 1st column)
Equity compensation plans approved by securityholders(1)	262,000	$4.14	54,000
Equity compensation plans not approved by securityholders	0	N/A	0
Total	262,000	$4.14	54,000

(1) Represents options granted under the Company's 1999 Stock Option Plan, and its predecessor 1990 Stock Option Plan. No further options may be granted under the 1990 Plan, and the number of securities remaining all are under the 1999 Plan.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

Information in response to this item is incorporated by reference to "Certain Transactions" in the 2002 Annual Meeting Proxy Statement.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a) Documents Filed:

1 and 2. *Financial Statements and Financial Statement Schedules.* See the following "Index to Financial Statements and Financial Statement Schedules," which is incorporated herein by reference.

3. *Exhibits.* See Exhibit Index included as last part of this report, which is incorporated herein by reference.

(b) Reports on Form 8-K:

None filed during the fourth quarter of fiscal 2002. However, a Report on Form 8-K dated June 1, 2002 was subsequently filed to report the Company's acquisition of certain assets of Paragon Direct, Inc. No financial statements were filed with that report.

INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

The following consolidated financial statements of the Company and subsidiaries are included in this Form 10-K Annual Report:

The following financial statement schedule of the Company, and the accountants' report thereon, appear on the indicated pages in this Form 10-K Annual Report:

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
Outlook Group Corp. and Subsidiaries
Neenah, Wisconsin

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity, and cash flows present fairly, in all material respects, the financial position of Outlook Group Corp. and its subsidiaries at May 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2002 in conformity with accounting principles accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis or the opinion.

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
June 27, 2002

OUTLOOK GROUP CORP.

Consolidated Balance Sheets

	May 31, 2002	May 31, 2001
	(in thousands except share and per share amounts)	
Assets		
Current Assets		
Cash and cash equivalents	$ 3,021	$ 757
Accounts receivable, less allowance for doubtful accounts of $459 and $586, respectively	7,575	8,336
Notes receivable-current	85	2,021
Inventories	5,411	6,754
Deferred income taxes	847	695
Income taxes refundable	—	32
Other	500	416
Total current assets	17,439	19,011
Notes receivable-non-current, less allowance for doubtful accounts of $477 at both dates	187	175
Property, plant, and equipment Land	583	803
Building and improvements	10,088	12,012
Machinery and equipment	37,642	39,880
	48,313	52,695
Less: accumulated depreciation	(28,340)	(30,473)
	19,973	22,222
Other assets	1,274	1,370
Total assets	$ 38,873	$ 42,778
Liabilities and Shareholders' Equity		
Current Liabilities		
Current maturities of long-term debt	$ —	$ 800
Accounts payable	1,977	2,044
Accrued liabilities:		
Salaries and wages	1,925	1,572
Other	397	626
Total current liabilities	4,299	5,042
Long-term debt, less current maturities	—	2,000
Deferred income taxes	3,209	3,675
Commitments and contingencies (Note G)	—	—
Redeemable equity	—	641
Shareholders' equity		
Cumulative preferred stock, $.01 par value — authorized 1,000,000 shares; none issued	—	—
Common stock, $.01 par value — authorized 15,000,000 shares; 5,137,382 shares issued and outstanding at both dates	51	51
Additional paid-in capital	18,828	18,187
Retained earnings	24,660	23,996
Officer loans	(435)	(228)
	43,104	42,006
Less 1,789,063 and 1,596,563 shares of treasury stock at cost, respectively	(11,739)	(10,586)
Total shareholders' equity	31,365	31,420
Total liabilities and shareholders' equity	$ 38,873	$ 42,778

The accompanying notes are an integral part of these financial statements.

OUTLOOK GROUP CORP.

Consolidated Statements of Operations

	Years Ended May 31,		
	2002	2001	2000
	(in thousands except share and per share amounts)		
Net sales	$ 67,207	$ 70,660	$ 72,744
Cost of goods sold	55,032	56,665	57,294
Gross profit	12,175	13,995	15,450
Selling, general, and administrative expenses	10,714	11,882	12,000
Facility relocation and legal settlement costs	835	—	—
Operating profit	626	2,113	3,450
Other income (expense):			
Interest expense	(61)	(372)	(600)
Interest and other income	439	497	619
Earnings from operations before income taxes	1,004	2,238	3,469
Income tax expense	341	942	1,451
Net earnings	$ 663	$ 1,296	$ 2,018
Net earnings per share — Basic	$ 0.20	$ 0.34	$ 0.47
Net earnings per share — Diluted	$ 0.19	$ 0.34	$ 0.47
Weighted average number of shares outstanding			
Basic	3,395,459	3,816,386	4,308,382
Diluted	3,422,180	3,867,530	4,323,834

The accompanying notes are an integral part of these financial statements.

OUTLOOK GROUP CORP.

Consolidated Statements of Shareholders' Equity

	Common Stock		Additional Paid-In	Retained	Officer	Treasury Stock		
	Shares	Amount	Capital	Earnings	Loans	Shares	Amount	Total
	(in thousands except share amounts)							
Balance at June 1, 1999	5,117,132	$51	$18,494	$20,682	$(100)	450,000	$ (4,449)	$34,678
Exercise of employee stock options	10,000	—	55	—	—	9,312	(55)	—
Purchase of treasury stock	—	—	—	—	—	787,251	(3,632)	(3,632)
Net earnings	—	—	—	2,018	—	—	—	2,018
Balance at May 31, 2000	5,127,132	51	18,549	22,700	(100)	1,246,563	(8,136)	33,064
Exercise of employee stock options	10,250	—	41	—	—	—	—	41
Officer loans	—	—	—	—	(128)	—	—	(128)
Redeemable equity	—	—	(403)	—	—	—	—	(403)
Purchase of treasury stock	—	—	—	—	—	350,000	(2,450)	(2,450)
Net earnings	—	—	—	1,296	—	—	—	1,296
Balance at May 31, 2001	5,137,382	51	18,187	23,996	(228)	1,596,563	(10,586)	31,420
Officer loans	—	—	—	—	(207)	—	—	(207)
Redeemable equity	—	—	641	—	—	—	—	641
Purchase of treasury stock	—	—	—	—	—	192,500	(1,153)	(1,153)
Net earnings	—	—	—	663	—	—	—	663
Balance at May 31, 2002	5,137,382	$51	$18,828	$24,659	$(435)	1,789,063	$(11,739)	$31,364

The accompanying notes are an integral part of these financial statements.

OUTLOOK GROUP CORP.

Consolidated Statements of Cash Flows

	Years Ended May 31,		
	2002	2001	2000
	(in thousands)		
Cash flows from operating activities:			
Net earnings	$ 663	$ 1,296	$ 2,018
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	3,425	3,595	4,108
Provision for doubtful accounts	485	710	1,010
(Gain) loss on sale of assets	(150)	(186)	154
Deferred income taxes	(618)	(332)	(655)
Change in assets and liabilities, net of effects of acquisitions and disposals of businesses:			
Accounts and notes receivable	2,199	2,322	790
Inventories	1,343	(311)	(1,491)
Income taxes	(220)	(671)	1,515
Accounts payable	(67)	(474)	(871)
Accrued liabilities	376	(450)	453
Other	(105)	262	46
Net cash provided by operating activities	7,331	5,761	7,077
Cash flows from investing activities:			
Acquisition of property, plant and equipment	(3,537)	(3,237)	(1,420)
Proceeds from sale of assets	2,630	504	661
Loan to officers	(207)	(128)	—
Net cash used in investing activities	(1,114)	(2,861)	(759)
Cash flows from financing activities:			
Decrease in book overdraft	—	—	(337)
Payments on long-term borrowings	(2,800)	(1,953)	(2,308)
Exercise of stock options	—	41	—
Purchase of treasury stock and redeemable equity	(1,153)	(2,212)	(3,632)
Net cash used in financing activities	(3,953)	(4,124)	(6,277)
Net increase (decrease) in cash	2,264	(1,224)	41
Cash and cash equivalents at beginning of year	757	1,981	1,940
Cash and cash equivalents at end of year	$ 3,021	$ 757	$ 1,981

The accompanying notes are an integral part of the financial statements.

Note A — Summary of Accounting Policies

The following is a summary of Outlook Group Corp. and its wholly owned subsidiaries ("Company") significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements:

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include all the accounts of Outlook Group Corp. and its wholly owned subsidiaries: Outlook Label Systems, Inc. ("Outlook Label"), and Outlook Foods, Inc. ("Outlook Foods"), which is inactive. The Company's former Outlook Packaging, Inc. subsidiary was merged at December 31, 2001 with Outlook Label.

All inter-company accounts and transactions have been eliminated in the preparation of the consolidated financial statements.

Revenue Recognition

The Company recognizes revenue when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery has occurred; the seller's price to the buyer is fixed or determinable; and collectibility is reasonably assured. These criteria are generally satisfied and the Company recognizes revenue upon shipment.

Shipping and Handling Fees and Costs

During the fourth quarter of fiscal year 2001, the Company adopted the provisions of the Emerging Issues Task Force ("EITF") Issue No, 00-10 "Accounting for Shipping and Handling Fees and Costs." In accordance with the provisions of EITF 00-10, certain shipping and handling fees and costs, which the Company had previously recorded on a net basis as a component of net sales, are reflected in costs of goods sold, as appropriate.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, demand deposits, and short-term investments with maturities of three months or less at the time of purchase.

Accounts and Notes Receivable

The Company performs ongoing credit evaluations of its customers and adjusts credit limits based upon payment history and the customer's current credit worthiness, as determined by the review of the customer's current credit information. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon the Company's historical experience and any specific customer collections issues that have been identified. The Company values accounts and notes receivable net of an allowance for uncollectible accounts.

The allowance is calculated based upon the Company's evaluation of specific customer accounts where the Company has information that the customer may have an inability to meet its financial obligations (bankruptcy, etc.). In these cases, the Company uses its judgment, based on the best available facts and circumstances, and records a specific reserve for that customer against amounts due to reduce the receivable to the amounts that is expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received that impacts the amount reserved.

As of May 31, 2002 and 2001, 33% of the accounts receivable balance relates to three clients.

Notes receivable at May 31, 2002 and 2001 were $273,000 and $2,196,000, respectively. The amounts recorded are net of reserves for potential uncollectibility of $477,000. The carrying value of these notes approximates fair value, as they are interest bearing at rates that approximate market rates of interest.

Inventories

The Company values inventory at the lower of cost or market. Cost is determined using the first-in, first-out method. Valuing inventories at the lower of cost or market requires the use of estimates and judgment. The Company regularly reviews inventory quantities on hand and records a provision for excess and obsolete inventory based on its forecast of product demand and production requirements. Generally, the Company does not experience issues with obsolete inventory due to the nature of its products.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Depreciation is recorded using the straight- line method over the estimated useful lives of the assets as follows:

Buildings and improvements	10-40 years
Machinery and equipment	5-10 years

Depreciation expense was $3,206,000, $3,611,000, and $3,701,000 for the years ended May 31, 2002, 2001 and 2000, respectively. Significant additions or improvements extending the useful lives of assets are capitalized. Repairs and maintenance are charged to earnings as incurred. Upon retirement or disposal of assets, the applicable costs and accumulated depreciation are eliminated from the accounts and the resulting gain or loss is included in income.

The Company continues to apply the criteria established in evaluating and establishing a reserve for long-lived assets determined to be impaired under Statement of Financial Accounting Standards ("FAS") No. 121, "Accounting for the Impairment of Long-Lived Assets to be Disposed of." At May 31, 2002 the Company had recorded an impairment reserve of $400,000 associated with certain machinery and equipment. On June 1, 2002 the Company adopted the provision of FAS No. 142 "Goodwill and Other Intangible Assets" for evaluating and establishing any reserves for intangible assets determined to be impaired. Going forward the Company will need to review goodwill periodically to determine whether it has become impaired and thus must be written off.

Applying the criteria established by FAS 121, the Company determined that certain machinery and equipment were impaired and has a reserve of $400,000 and $300,000 as of May 31, 2002 and 2001, respectively, based upon fair market value of the assets.

Intangible Assets

Intangible assets are included within other assets and include goodwill, which represents costs in excess of net assets of businesses acquired, loan costs and capital lease placement fees. The Company continually reviews goodwill and other intangible assets to assess recoverability based upon estimated future results of operations and cash flows at the aggregate business unit level. At May 31, 2002 and May 31, 2001 the Company had $1,153,000 and $1,271,000 recorded as the value of goodwill, respectively. These values are net of accumulated goodwill amortization of $709,000 and $591,000 respectively.

Stock Based Compensation

Statement of Financial Accounting Standards No. 123 ("FAS 123"), Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations.

Income Taxes

Deferred tax assets, net of any applicable valuation allowance, and deferred tax liabilities are established for the future tax effects of temporary differences between the bases of assets and liabilities for financial and income tax reporting purposes, as measured by applying current tax laws.

Earnings Per Share

Basic earnings per share is computed by dividing net earnings by the weighted average shares outstanding during each period. Diluted earnings per share is computed similar to basic earnings per share except that the weighted average shares outstanding is increased to include the number of additional shares that would have been outstanding if stock options were exercised and the proceeds from such exercise were used to acquire shares of common stock at the average market price during the period.

The following is a reconciliation of the average shares outstanding used to compute basic and diluted earnings per share.

	2002	2001	2000
Basic	3,395,459	3,816,386	4,308,382
Effect of Dilutive Securities — Stock Options	26,721	51,144	15,452
Diluted	3,422,180	3,867,530	4,323,834

Reclassifications

Certain reclassifications have been made in the prior years' financial statements to conform to the current year's presentation.

Recently Issued Accounting Standards

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("FAS") No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets." These statements eliminate the pooling of interest method of accounting for business combinations and require that goodwill and certain intangible assets not be amortized. Instead, these assets will be reviewed for impairment annually with any related losses recognized in earnings when incurred. The statements will be effective for the Company as of June 1, 2002 for existing goodwill and intangible assets and for business combinations initiated after June 30, 2001.

In July 2001, the FASB issued FAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement is effective for the Company in fiscal year 2004.

In August 2001, the FASB issued FAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement addresses the financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." This statement is effective for the Company in fiscal year 2003.

In May 2002, the FASB issued FAS No. 145, "Rescission of FAS Nos. 4, 44 and 64, Amendment of FAS 13 and Technical corrections as of April 2002." This statement rescinds FAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and amends FAS No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." This statement also rescinds FAS No. 44, "Accounting for Intangible Assets of Motor Carriers." This statements amends FAS No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions. This statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings or describe their applicability under changed conditions. The provisions of this statement related to FAS 13 are effective for transactions occurring after May 15, 2002. All other provisions of this statement are effective for the Company in 2003 with early application encouraged.

On July 29, 2002 the FASB issued FAS No. 146, "Accounting for Exit or Disposal Activities." FAS 146 addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (EITF) has set forth in EITF Issue No. 94-3, Liability Recognition of Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). FAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. Early application is encouraged.

The Company is currently analyzing the impact these statements will have; however, the impact is not expected to be material to the Company's financial position or results of operations.

Note B — Inventories

Inventories consist of the following at May 31:

	2002	2001
	(in thousands)	
Raw materials	$2,316	$2,078
Work in process	697	1,881
Finished Goods	2,398	2,795
Total	$5,411	$6,754

Note C — Long-Term Debt

Long-term debt consists of the following at May 31:

	2002	2001
	(in thousands)	
Industrial development bond, due in semi-annual principal installments of $400,000 from February 1, 2000 through August 1, 2004, plus interest at a floating rate determined by a remarking agent (3.10% at May 31, 2001)	$—	$2,800
Less current maturities	—	800
	$—	$2,000

On May 12, 1999, the Company entered into an Amended and Restated Loan and Security Agreement (the "Agreement") with its bank, which provided a revised credit facility. Under the Agreement, the lender provides a $15,000,000 credit facility comprised of a revolving line of credit commitment (the "Revolver") and letters of credit. Borrowings under the Revolver bear interest, at the Company's option, at a bank determined reference rate or an IBOR based rate. At May 31, 2002 the Company had no borrowings or outstanding letters of credit under the Revolver. The Company is subject to an unused line fee of .025% to maintain the credit facility.

Substantially all of the Company's assets have been pledged as collateral on the debt agreement. The creditor party to the revolving credit arrangement has a priority security interest over the remaining creditors.

The revolving credit agreement is subject to the terms of certain agreements which contain provisions setting forth, among other things, fixed charges restrictions, net worth and debt-to-equity requirements, and restrictions on property and equipment additions, loans, investments, other borrowings, and acquisitions and redemption's of the Company's stock or the issuance of stock except for cash. Additionally, the Company may not pay cash dividends without the prior consent of certain of its lenders.

Note D — Employee Benefit Plans

The Company offers a 401(k) savings plan for all employees that meet certain eligibility requirements. Employee contributions to the plan are made through payroll deductions. In addition, the Company matches 40-50% of the first 6% of each employee's contribution. Employer matching contributions under the 401(k) plan for the years ended May 31, 2002, 2001, and 2000 were $273,000, $270,000, and $217,000, respectively.

The Company is not obligated to provide any post-retirement medical or life insurance benefits or any post-employment benefits to its employees.

Note E — Income Taxes

The provision for income taxes consist of the following:

	2002	2001	2000
	(in thousands)		
Current:			
Federal	$ 826	$1,047	$1,845
State	133	227	261
	959	1,274	2,106
Deferred:			
Federal	(484)	(259)	(619)
State	(134)	(73)	(36)
	(618)	(332)	(655)
	$ 341	$ 942	$1,451

The reconciliation of income tax computed at the statutory federal income tax rate to the Company's effective income tax rate, expressed as a percentage of pre-tax earnings is as follows:

	2002	2001	2000
Statutory federal income tax rate	34.0 %	34.0%	34.0%
State income taxes, net	1.0 %	5.4%	4.2%
Other	(2.0)%	2.7%	3.6%
	33.0 %	42.1%	41.8%

The components of the net deferred income tax liability as of May 31, 2002 and 2001 were as follows:

	2002	2001
	(in thousands)	
Deferred tax assets:		
Employee benefits	$ 254	$ 216
Inventory	71	98
Accounts receivable	340	214
Tax carryforwards	390	372
Other	10	—
	1,065	900
Deferred tax liabilities:		
Property, plant and equipment	3,427	3,776
Barrier installment sale	—	111
Other	—	4
	3,427	3,891
Net deferred income tax liability	$2,362	$2,991

The Company has certain loss and tax credit carryforwards for state income tax purposes that approximate $6,972,000. Those state carryforwards expire in varying amounts through 2019.

Note F — Stock Options

In 1990, the shareholders approved the 1990 Stock Option Plan (the "1990 Plan") that provided for the granting of options as an incentive to officers and certain key salaried employees. The 1990 Plan provided for the issuance of up to 200,000 shares of common stock at an exercise price not less than the market price of the common stock on the date of the grant. Options granted prior to 1996 became exercisable six months after the date of grant. Options granted during 1996 and 1997 became exercisable one year after the date of grant. Options granted during 1999 became exercisable six months after grant. In addition, during fiscal 1997, the Company granted its non-employee directors stock options for a total of 18,000 shares apart from the 1990 Plan; these options have subsequently expired. As of May 31, 2002 there were 116,000 options outstanding under the 1990 Plan. No additional options can be awarded under the 1990 Plan.

In 1999, the shareholders approved the 1999 Stock Option Plan ("the 1999 Plan") that also provides for the granting of stock as an incentive to officers, directors and certain key salaried employees. The 1999 Plan provides for the issuance of options on up to 200,000 shares of common stock at an exercise price that may not be less than the market price of the common stock on the date of the grant. Options granted under the 1999 plan become exercisable over a three-year vesting period from the date of the grant. As of May 31, 2002 there were 146,000 options outstanding under the 1999 Plan.

Transactions under the option plans and the directors options during the years ended May 31, 2002, 2001, and 2000 are summarized as follows:

	2002		2001		2000	
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding, beginning of year	250,500	$4.66	280,750	$4.62	161,000	$4.46
Granted	46,000	4.29	5,000	5.69	151,750	4.86
Exercised	—	—	(10,250)	4.10	(10,000)	5.50
Expired	(34,500)	4.90	(25,000)	4.57	(22,000)	4.72
Options outstanding, end of year	262,000	$4.57	250,500	$4.66	280,750	$4.62

The outstanding stock options at May 31, 2002 have a range of exercise prices between $3.94 and $5.81 per share, a weighted average contractual life of approximately 5 years, and a maximum term of 10 years from the date of grant. At May 31, 2002, 262,000 options are exercisable at a weighted average exercise price of $4.57. The weighted average fair value at date of grant for options granted during 2002 and 2001 was $1.40 and $1.48, respectively. The fair value of options, at date of grant, for options granted in 2002 and 2001 was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2002	2001
Expected life (years)	2	2
Risk-free interest rate	3.05%-3.37%	4.79%
Expected volatility	47.9%	41.1%
Expected dividend yield	—	—

The Company applies Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized in the statement of operations. Had compensation cost been determined under an alternative method suggested by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," the pro forma effect on the 2002, 2001 and 2000 net earnings would have been $(43,000), $(4,300) and $(135,000), respectively. The pro forma effect on the 2002, 2001, and 2000 earnings per share for both basic and diluted would have been $(.01), $(.00), $(.03), respectively.

Note G — Commitments and Contingencies

The Company has a number of operating lease agreements primarily involving manufacturing equipment and warehouse space. These leases are non-cancelable and expire on various dates as shown below.

The following is a schedule, by fiscal year, of the rental payments due under non-cancelable operating leases, as of May 31, 2002:

	(in thousands)
2003	$ 2,252
2004	2,200
2005	2,200
2006	1,017
2007	878
Thereafter	1,916
Total	$10,463

Rent expense for the years ended May 31, 2002, 2001 and 2000 was $2,587,000, $2,196,000 and $2,308,000 respectively.

During fiscal 2002, the Company incurred non-recurring facility relocation and legal settlement expenses of $835,000. These charges relate to certain non-recurring charges generated in the first six months for the relocation of the Company's former Oak Creek facility to its Neenah facility and the settlement of a lawsuit related to the Company's Oak Creek production facility. The Company has previously reported litigation against it by Health Jet, Inc. d/b/a Chung's Gourmet Foods ("Chung's"), seeking damages of $4.9 million. In August 2001, the Company and Chung's entered into a settlement agreement solely for the purpose of avoiding the burden, expense and uncertainty of litigation. Although neither party admitted any liability in the settlement agreement, the Company paid Chung's $500,000 pursuant to the agreement. The Company recognized the $500,000 legal settlement expense in the first quarter of fiscal 2002 along with approximately $55,000 of associated legal expense. The Company continued to proceed on an action against a third party seeking indemnification in connection with the Chung's action. In March 2002, the Company and the third party entered into a settlement agreement, and the Company negotiated a settlement with its insurance carrier. The settlements totaled $500,000 and were recognized during the third quarter of fiscal 2002. The Company has received $470,000, and will be paid the balance from the third party from April 2002 to March 2004. The Company subsequently recovered $120,000 of the legal fees related to this lawsuit from its insurer.

This additional net recovery of $65,000 is included in facility relocation and legal settlement costs on the consolidated statement of operations. Of the remaining $900,000 of facility relocation and administrative expenses, approximately $300,000 relates to the facility relocation along with severance costs, and approximately $600,000 associated with equipment renovations and start-up costs. These costs included "stay" bonuses to certain Oak Creek employees to incent them to remain through the move. In addition, the costs included moving and reconfiguring certain items of machinery, its subsequent installation in Neenah and certain infrastructure changes in Neenah to accommodate the move.

As previously reported, the Company and Barrier-NY and their affiliates settled their litigation in December 2000. As part of the settlement, the Company agreed to purchase up to 450,000 shares of Outlook Group common stock owned by Mr. Shemesh, president of Barrier, for $7.00 per share. In addition, the Company provided certain credits of up to $0.275 per share sold against notes receivable due from Barrier. The 450,000 shares were recorded as redeemable equity based upon the market value of the common stock at the date of the settlement. At May 31, 2001, the Company had purchased, as scheduled, 350,000 shares. In July 2001, the Company purchased the remaining 100,000 shares, and Mr. Shemesh paid the Company in full, net of credits of approximately $320,000, the outstanding notes receivable of approximately $1.3 million. At the time the litigation commenced and was settled, Mr. Shemesh was a greater-than 5% shareholder of the Company.

Note H — Operating Segments and Major Clients

In April of 2001, the Company announced its plans to merge the operations of its Outlook Packaging, Inc, Oak Creek facility with its Outlook Label facility in Neenah. That merger was completed during the second quarter of fiscal 2002. In connection with the merging of the facilities, the Company has changed its reporting to two reportable segments. These two segments, Outlook Graphics and Outlook Web, are strategic operations that offer different products and services. Outlook Graphics produces custom printed products on a wide range of media including newsprint, coated paper and heavy board, including paperboard packaging. Outlook Graphics also provides finishing services, contract packaging, direct marketing and collateral information management and distribution services. Outlook Web manufactures items such as coupons, pressure sensitive specialty labels, printed vinyl cards cartons sweepstakes and specialty game pieces, flexographic printing, slitting and laminating of flexible packaging films.

The accounting policies of the reportable segments are the same as those described in Note A, Summary of Significant Accounting Policies. The Company evaluates the performance of its reportable segments based on the income from operations of the respective business units.

Summarized financial information for the years ended May 31, 2002, 2001 and 2000 are as follows:

	Graphics	Web	All other	Total
2002				
Net sales	$36,302	$31,414	$(509)	$67,207
Depreciation and amortization	1,668	1,628	29	3,325
Interest income	62	—	78	140
Interest expense	—	56	5	61
Income tax expense	329	12	—	341
Relocation and legal settlement expenses	—	835	—	835
Net earnings (loss)	688	(25)	—	663
Capital expenditures	1,293	2,244	—	3,537
Total assets	$22,339	$16,934	$ —	$39,273
2001				
Net sales	$38,019	$33,456	$(815)	$70,660
Depreciation and amortization	1,860	1,845	28	3,733
Interest income	33	2	179	214
Interest expense	—	220	152	372
Income tax expense	601	341	—	942
Net earnings	897	399	—	1,296
Capital expenditures	559	2,678	—	3,237
Total assets	$25,043	$18,035	$ —	$43,078
2000				
Net sales	$37,820	$35,504	$(580)	$72,744
Depreciation and amortization	1,963	1,827	30	3,820
Interest income	5	7	417	429
Interest expense	—	285	315	600
Income tax expense	515	732	204	1,451
Net earnings	941	1,077	—	2,018
Capital expenditures	477	943	—	1,420
Total assets	$27,333	$20,533	$ —	$47,866

During fiscal 2002, no clients accounted for more than 10% of the Company's net sales. During fiscal 2001, one client, Kimberly Clark (KC), accounted for 10.1% of the Company's net sales. KC represented less than 10% of the Company's net sales during fiscal 2000 and 2002. Sales to AOL were less than 10% in fiscal 2002 and fiscal 2001, after having been 12% during fiscal 2000.

Note I — Supplemental Cash Flow Information

Cash paid during the year:

	2002	2001	2000
		(in thousands)	
Interest	$158	$ 401	$621
Income taxes	$739	$1,945	$591

Note J — Notes Receivable

The Company maintains a single note receivable for approximately $652,000 as of May 31, 2002. The note is overdue and the Company has obtained a favorable judgment in excess of the value of the note and the Company continues to pursue collection. Although the Company has previously established a reserve of $477,000, and currently believes the remaining balance is collectible, the Company may be required to write-off the remaining balance of the note if collection efforts are ineffective and payments are not received.

Note K — Related Party Transactions

As previously reported, the Company has agreed to make loans to certain officers and key employees to purchase the common stock of the Company. Through May 31, 2002, the Company had loans totaling $435,000. The loans bear an interest rate of 4.9% and are for a five year term. It is the Company's policy that all material transactions between the Company, its officers, directors or principal shareholders, or affiliates of any of them, shall be on terms no less favorable to the Company than those which could have been obtained if the transaction had been with unaffiliated third parties on an arm's length basis, and such transactions are approved by a majority of the members of the Audit Committee of the Board of Directors, or a majority of the directors who are independent and not financially interested in the transactions.

Additionally, in fiscal year 2001, the Company provided some officers and other key employees with advances on expected bonus amounts, subject to year-end reconciliation. Because of the rapid deterioration of general economic conditions in the second half of fiscal 2001, final bonus amounts were substantially lower than had been expected. In some cases, amounts advanced against fiscal 2001 bonuses were higher than actual bonus amounts. These amounts were carried forward, and amounts have, in part, been paid by offsetting bonus payments earned during fiscal year 2002. At May 31, 2002, $39,236 had been paid by offsetting bonus payments; the $60,000 balance has been converted into notes payable by the officer. If the performance criteria are not met, the remaining notes are payable to the Company in December 2002. As a result of legislation enacted on July 30, 2002, the Company will no longer make loans to its officers; however, outstanding amounts at that date may continue until paid in accordance with their terms.

Note L — Subsequent Event

During June 2002, the Company purchased selected assets of Paragon Direct, Inc. for $1.4 million in cash plus assumed liabilities. The Paragon Direct business was combined into the Company's Graphics division. Paragon Direct provides computer-.based information management services for clients in the direct marketing industry. Through a combination of direct marketing experience and computer technology, Paragon Direct helps companies maximize their marketing programs through more accurate targeting and project execution. This acquisition opportunity was financed from operating cash flows.

Statement of Management Responsibility for Financial Statements

The consolidated financial statements and accompanying information were prepared by and are the responsibility of management. The statements were prepared in conformity with generally accepted accounting principles and, as such, include amounts that are based on management's best estimates and judgments.

The internal control systems are designed to provide reliable financial information for the preparation of financial statements, to safeguard assets against loss or unauthorized use and to ensure that transactions are executed consistent with company policies and procedures. Management believes that existing internal accounting control systems are achieving their objectives and that they provide reasonable assurance concerning the accuracy of the financial statements.

Oversight of management's financial reporting and internal accounting control responsibilities is exercised by the Board of Directors, through an Audit Committee that consists solely of outside directors. The committee meets periodically with financial management to ensure that it is meeting its responsibilities and to discuss matters concerning auditing, internal accounting control and financial reporting. The independent accountants have free access to meet with the Audit Committee without management's presence.

REPORT OF INDEPENDENT ACCOUNTANTS ON FINANCIAL STATEMENT SCHEDULES

To the Board of Directors and Shareholders
Outlook Group Corp. and Subsidiaries
Neenah, Wisconsin

Our audits of the consolidated financial statements referred to in our report dated June 27, 2002 (which report and consolidated financial statements are included in this Form 10-K) also included an audit of the financial statement schedule listed in Item 14(a)(2) of this Form 10-K. In our opinion, this financial statement schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Milwaukee, Wisconsin
June 27, 2002

OUTLOOK GROUP CORP. AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(Dollars in thousands)

Accounts Receivable	Balance Beginning of Year	Additions Charged to Costs and Expenses	Deductions	Balance End of Year
Year Ended May 31, 2002				
Allowance for doubtful accounts	$586	$485	$612	$459
Year Ended May 31, 2001				
Allowance for doubtful accounts	774	410	598	586
Year Ended May 31, 2000				
Allowance for doubtful accounts	771	710	707	774

OUTLOOK GROUP CORP. AND SUBSIDIARIES

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS
(Dollars in thousands)

Notes Receivable	Balance Beginning of Year	Additions Charged to Costs and Expenses	Deductions	Balance End of Year
Year Ended May 31, 2002				
Allowance for doubtful accounts	$477	$ —	$ —	$477
Year Ended May 31, 2001				
Allowance for doubtful accounts	777	—	300	477
Year Ended May 31, 2000				
Allowance for doubtful accounts	477	300	—	777

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OUTLOOK GROUP CORP.

August 28, 2002

By /s/ RICHARD C. FISCHER
Richard C. Fischer, Chairman

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard C. Fischer, Joseph J. Baksha and Paul M. Drewek, and each of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THIS REPORT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS ON BEHALF OF THE REGISTRANT AND IN THE CAPACITIES INDICATED, AS OF AUGUST 28, 2002.

Signature and Title	Signature and Title
/s/ RICHARD C. FISCHER Richard C. Fischer, Chairman, Chief Executive Officer and Director (principal executive officer)	/s/ JEFFRY H. COLLIER Jeffry H. Collier, Director
/s/ PAUL M. DREWEK Paul M. Drewek Chief Financial Officer (principal financial and accounting officer)	/s/ JAMES L. DILLON James L. Dillon, Director
/s/ JOSEPH J. BAKSHA Joseph J. Baksha, President and Chief Operating Officer; Director	/s/ KRISTI A. MATUS Kristi A. Matus, Director
/s/ HAROLD J. BERGMAN Harold J. Bergman, Director	/s/ PAT RICHTER Pat Richter, Director
/s/ JANE M. BOULWARE Jane M. Boulware, Director	/s/ A. JOHN WILEY, JR. A. John Wiley, Jr., Director

OUTLOOK GROUP CORP.
(The "Company")

Exhibit Index
To
Annual Report on Form 10-K for Fiscal 2002

Exhibit No.	Exhibit	Incorporated Herein by Reference to	Filed Herewith
3(i)	Restated Articles of Incorporation of the Company as amended through November 1, 1994	Exhibit 3(i) to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1995 ("1995 10-K")	
3(ii)	Restated Bylaws of the Company (as adopted on August 19, 1998)	Exhibit 3(ii) to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1998 ("1998 10-K")	
4.1	Articles III, IV and VI of the Restated Articles of Incorporation of the Company	Contained in Exhibit 3.1 hereto	
4.2	Amended and Restated Loan and Security Agreement dated May 12, 1999 among the Company and its subsidiaries and Bank of America National Trust and Savings Association*	Exhibit 4.3(b) to the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 1999 ("1999 10-K")	
10.1(a)	1990 Stock Option Plan** (superceded)	Exhibit 10.1 to the Company's Registration Statement on Form S-1 (No. 33-36641), as amended by Amendment No. 1 thereto ("S-1")	
10.1(b)	1999 Stock Option Plan**	Appendix A to Proxy Statement for 1999 Annual Meeting of Shareholders	
10.2(a)	Employment Agreement effective as of June 1, 1999, and approved August 18, 1999, between the Company and Joseph J. Baksha**	Exhibit 10.2 to the Company's Report on Form 10-Q for the quarter ended August 28, 1999	
10.2(b)	Extension thereof dated June 1, 2001**	Exhibit 10.2 (b) to the Company's Report on Form 10-K for the fiscal year ended May 31, 2001 (the "2001 10-K")	
10.3	Change in Control Agreement between the Company and Richard C. Fischer dated as of June 1, 2001**	Exhibit 10.3 to the 2001 10-K	
10.4	Change in control and severance arrangements between the Company, Jeffrey Collier and Paul Drewek**	The description thereof in the Proxy Statement for the Company's 2000 Annual Meeting of Shareholders	
10.5	Master Lease Agreement dated March 13, 1997 between the Company and General Electric Corporation*	Exhibit 10.6 to 1997 10-K	

Exhibit No.	Exhibit	Incorporated Herein by Reference to	Filed Herewith
10.6	Letter of Credit Agreements No. One and No. Two dated March 13, 1997 between Outlook Group Corp. and General Electric Corporation	Exhibit 10.7 to 1997 10-K	
10.7	Settlement agreement date as of December 29, 2001 among the Company, Outlook Packaging, Inc., Barrier Films Corporation, Barrier Films Ltd.-New York and Ronnie Shemensh	Exhibit 10.1 to the Company's report on Form 10-Q for the quarter ended December 2, 2001	
10.8(a)	Term Note dated July 22, 1998 of Mr. Baksha to the Company, as contemplated by the Employment Agreement**	Exhibit 10.3(b) to 1998 10-K	
10.8(b)	Amendment 1 thereto		X
10.8(c)	Term Note dated as of December 20, 2001 of Mr. Baksha to the Company**		X
10.9	Form on Notes dated April 16, 2001, between the Company and Messrs. Baksha, Collier and Drewek	Exhibit 10.10 to the 2001 10-K	
10.10	Asset Purchase Agreement dated as of June 1, 2002 between the Company and Paragon Direct, Inc.*	Exhibit 2.1 to the Company's Current Report on Form 8-K dated as of June 1, 2001	
21.1	List of subsidiaries of the Company		X
23.1	Consent of PricewaterhouseCoopers LLP		X
24.1	Powers of Attorney		Signature Page to this Report
99.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by the Company's Chief Executive Officer		X
99.2	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 signed by the Company's Chief Financial Officer		X

* Excluding exhibits and/or schedules which are identified in the document. The Company agrees to furnish supplementary a copy of any omitted exhibit or schedule to the Commission upon request.

** Designates compensatory plans and agreements for executive officers.

Corporate Information

Directors

Joseph J. Baksha
President and Chief Operating Officer
Outlook Group Corp.

Harold J. Bergman
Retired, Former President
Riverside Paper Corp.
(Specialty paper manufacturer)

Jane M. Boulware
Vice President of Marketing Services
Kimberly-Clark Corporation

Jeffry H. Collier
Executive Vice President
Outlook Group Corp.

James L. Dillon
Accountant
Dillon, Endries, Otto & Calmes LLC
Certified Public Accountants

Richard C. Fischer
Chairman and Chief Executive Officer
Outlook Group Corp.
Investment Banker
Fischer & Associates

Kristi A. Matus
Executive Vice President
and Chief Operating Officer
Thrivent Financial Bank

Pat Richter
Director of Athletics
University of Wisconsin - Madison

A. John Wiley, Jr.
President
Elipticon Wood Products, Inc.
(Manufacturer)

Officers

Richard C. Fischer
Chairman and Chief Executive Officer

Joseph J. Baksha
President and Chief Operating Officer

Jeffry H. Collier
Executive Vice President; General Manager

Paul M. Drewek
Chief Financial Officer and Secretary

General Information

Corporate Headquarters
and Graphics Facility
Outlook Group Corp.
1180 American Drive, P.O. Box 748
Neenah, Wisconsin 54957-0748
(920) 722-2333

Web Facility
2411 Industrial Drive, P.O. Box 775
Neenah, Wisconsin 54957-0775
(920) 722-1666

Web site
http://www.outlookgroup.com

Stock Exchange Listing
Nasdaq National Market System
Symbol: OUTL

Independent Certified
Public Accountants
PricewaterhouseCoopers LLP
Milwaukee, Wisconsin

Legal Counsel
Quarles & Brady LLP
Milwaukee, Wisconsin

Transfer Agent and Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
www.amstock.com
(800) 937-5449

Form 10-K Report
A copy of the annual report on Form 10-K as filed with the Securities and Exchange Commission (without exhibits) is included with this report to all shareholders.

Shareholder/Investor Information Contact
For additional information on the company, please contact Paul Drewek, Chief Financial Officer and Secretary, at the company address.

Annual Meeting
The annual meeting of shareholders of Outlook Group Corp. will be held on Thursday, October 17, 2002, at 2:00 p.m. at the Radisson Paper Valley Hotel, 333 W. College Avenue, Appleton, Wisconsin.

Outlook Group Corp.

Outlook Group Corp.

1180 American Drive
P.O. Box 748
Neenah, Wisconsin 54957-0748
www.outlookgroup.com